SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                           (Amendment No. 1)

                Under the Securities Exchange Act of 1934

                          EFFICIENCY LODGE, INC.
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.10 PER SHARE
                      (Title of Class of Securities)

                                 842155103
                              --------------
                              (CUSIP Number)

                              Roy E. Barnes
                           481 Brookwood Drive
                           Mableton, GA  30059
                              (770) 819-0039

         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             December 31, 1998

         -------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     /  /

                               SCHEDULE 13D
CUSIP NO.  842155103
           ---------

1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
          Roy E. Barnes
          ###-##-####
_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /

                                                        (b) /x/
     _________________________________________________________________


3.   SEC USE ONLY

______________________________________________________________________

4.   SOURCE OF FUNDS*

     N/A

_________________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             /  /

______________________________________________________________________

6.   CITIZENSHIP
          United States of America

______________________________________________________________________


NUMBER OF                     7.   SOLE VOTING POWER
SHARES                            0 Shares (0%)
BENEFICIALLY
OWNED BY                      __________________________________
EACH
REPORTING                     8.  SHARED VOTING POWER       0
PERSON WITH
                              __________________________________

                              9.   SOLE DISPOSITIVE POWER
                                    0 Shares (0%)
                              __________________________________

                              10.  SHARED DISPOSITIVE POWER 0

     ____________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares

     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                                   /  /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     IN
     ____________________________________________________________

Item 1.   SECURITY AND ISSUER.

        This statement (this "Statement") relates to the Common Stock par value $.10 per share (the "Securities") of Efficiency Lodge, Inc. (the "Issuer"), with principal executive offices located at 5342 Old Floyd Road, P.O. Box 635, Mableton, Georgia 30059.

Item 2.   IDENTIFY AND BACKGROUND.

        (a) Name:  Roy E. Barnes

        (b) Residence address:     4841 Brookwood Drive
                                   Mableton, Georgia 30059

        (c) Present occupation or employment and business address:

            Governor of the State of Georgia
            203 State Capitol
            Atlanta, Georgia  30334


        (d) Criminal proceedings:  none.

        (e) Securities related civil proceedings:  none.

        (f) Citizenship:  United States of America


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



                            N/A


Item 4.   PURPOSE OF THE TRANSACTION.


                N/A

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) Roy Barnes sold 496,195 shares representing 48.3% of the outstanding Securities of the Issuer. The sale was effective December 31, 1998.

        (d)  None.

        (e)  Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.






                     N/A


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


              N/A>

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: January 9, 1999




/s/ Roy E. Barnes
Roy E. Barnes